Bomb Enterprises, Inc.



ANNUAL REPORT

997 Morisson Drive

Charleston, SC 29403

(843) 971-7240

https://thebombco.com/

This Annual Report is dated May 5, 2025.

BUSINESS

Bomb Enterprises, Inc., (the "Company") was originally formed on July 30, 2018, as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019, the company converted to Blender Bombs, Inc in the state of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The Company's headquarters are located in Charleston, South Carolina. Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a products with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf-stable and edible straight from the packaging. Blender Bombs offers a convenient, whole-food solution to at-home smoothie making, addressing the common challenges of time and ingredient quality. The company has grown organically through e-commerce and its Hustle Smoothie Bar, establishing a strong, omni-channel business model.

Previous Offerings

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $2,940,335.00
Number of Securities Sold: 242,692
Use of proceeds: See Bomb Enterprises Offering Statement filed 9/28/22 for description of use of proceeds
Date: April 30, 2023
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 53,500
Use of proceeds: Acquisition of related party assets
Date: April 25, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Founders Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 500,000
Use of proceeds: IP acquisition
Date: March 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $300,000.00
Number of Securities Sold: 28,169
Use of proceeds: Growth and Operations

Date: April 10, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Founder Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 2,500
Use of proceeds: IP acquisition
Date: May 25, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 29,320
Use of proceeds: Growth Marketing
Date: May 01, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $2,333,313, compared to fiscal year 2023 revenue of $2,461,652. This represents an decrease of approximately $128,339 or 5.2%. The decree in revenue was attributed to mainly due to exiting Wal-Mart.

Cost of Sales

Cost of sales in 2023 was $1,247,568 a decrease of approximately $363,997 from $1,611,565 in 2023. We achieved this reduction through improved efficiencies in production and supply chain management.

Gross Margins

Our gross profit for 2024 increased to $1,085,745 from $850,087 in 2024. Gross margins as a percentage of revenues increased from 35.7% in 2023 to 46.5% in 2024. This improvement was driven by a reduction in cost of goods sold and better pricing strategies.

Expenses

Our expenses include compensation and benefits, marketing and sales expenses, professional service fees, research and development expenses, and other operational costs. Total expenses for 2024 were higher than in 2023, primarily due to increased investments in marketing to support growth initiatives.

Net Income

We reported a net loss of $1,828,658 for fiscal year 2024, an increase from a net loss of $971,790 in 2023. This increase in net loss was primarily due to a "paperless" from equity grants to our marketing partner and an inventory write-off for old packaging.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate continued growth in our product offerings and an expanding customer base, which will drive higher revenues and improved cash flows. Past cash was primarily generated through sales of our products. Our goal is to achieve profitability by continuing to improve our operational efficiencies and expanding our market reach. We believe our historical cash flows are not representative of what is to be expected in the future due to our ongoing investments in marketing, product development, and team expansion, which we believe will lead to significant revenue growth and better cash flow management. Additionally, the reduction in our long-term debt will positively impact our financial health and future cash flows.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $716,076.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of 12/31/2024 there are no Notes outstanding.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Helen Hall Leland

Helen Hall Leland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board
Dates of Service: April, 2017 - Present
Responsibilities: I assist in day to day marketing activities and assist Beau with his CEO duties.

Name: Harold Edward Dickerson Jr (Beau)

Harold Edward Dickerson Jr (Beau)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: August, 2022 - Present
Responsibilities: I'm the CEO. I oversee the overall strategy and operations of The Bomb Co. Salary: 275,000

Other business experience in the past three years:

Employer: Crook & Maker
Title: Senior Vice President
Dates of Service: March, 2019 - August, 2022
Responsibilities: I oversaw the commercial strategy and was held accountable for the overall national sales results of the company.

Name: Caleb Joshua Goding

Caleb Joshua Goding's current primary role is with Time & Wealth Management, LLC. Caleb Joshua Goding currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO (Fractional)
Dates of Service: November, 2021 - Present
Responsibilities: Fractional CFO. I help advise the executive team in matters that relate to financial operations.

Other business experience in the past three years:

Employer: Time & Wealth Management, LLC
Title: Owner, Founder, & CEO
Dates of Service: July, 2021 - Present
Responsibilities: I am a Registered Investment Advisor and do all the job roles and responsibilities of an RIA. I serve as a consultant, advisor, and certified financial planner to a variety of clients. I am registered with the state of South Carolina.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)
Amount and nature of Beneficial ownership: 1,037,940
Percent of class: 64.14%

Title of class: Founder Stock
Stockholder Name: Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)
Amount and nature of Beneficial ownership: 502,500
Percent of class: 100.00%

Title of class: Series A Preferred Stock
Stockholder Name: Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)
Amount and nature of Beneficial ownership: 28,169
Percent of class: 10.39%

RELATED PARTY TRANSACTIONS

Name of Entity: Entity controlled by the Company's Chief Financial Officer
Names of 20% owners: Entity controlled by the Company's Chief Financial Officer
Relationship to Company: Fractional CFO
Nature / amount of interest in the transaction: On May 1, 2022, the Company entered into a Loan Agreement with an entity controlled by the Company's Chief Financial Officer in the principal amount of $181,233 plus such other future advances as they may occur. Proceeds are for working capital
Material Terms: The loan is secured by the Company's assets. The loan matured six (6 months) after origination, and could be extended upon mutual agreement. The interest expense was zero percent (0.00%) for the first 6 months, then twelve percent (12%) annually. During 2023, this note and interest accrued thereon was repaid in full.

Name of Entity: 80x20, LLC
Names of 20% owners: Entity which is controlled by the Company's founder and majority owner
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In April 2022, through successive actions, the Company issued 15,560 shares of Common Stock to a third party in exchange for 10% Membership Interest in 80x20, LLC, an entity which is controlled by the Company's founder and majority owner at such time. The Company further issued 37,940 shares of Common Stock to a separate entity owned by the Company's founder for the 90% Membership Interest maintained in 80x20, LLC. Through these successive actions, the Company obtained 100% of the Membership Interest in 80x20, LLC which contains certain intellectual property. Concurrent with these actions, the Company also issued 2,500 shares of Founders Stock to the Company's CEO for certain trademarks.
Material Terms: The Company determined the acquisition of 80x20, LLC and the trademarks were an asset acquisitions as the primary value of the assets acquired are concentrated in intellectual property. 80x20, LLC had, and continues to have, negligible operations. The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

Name of Entity: Founders Stock Exchange
Names of 20% owners: Founders Stock Exchange
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: On March 1, 2022, the Company issued 500,000 shares of Founder Stock in exchange for 100% membership interest in certain intellectual property (IP).
Material Terms: The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

Name of Entity: Founder and Entities Related to Founder
Names of 20% owners: Helen Hall Leland
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: The Company has related party entities in which it transacts with. The Company sells its products to related party entities. Related party sales during the years ended December 31, 2023 and 2022 were $79,691 and $68,780, respectively. As of December 31, 2023, there was no remaining receivables related to related party sales.
Material Terms: From time-to-time, our founder and entities related to our founder have advanced funds to the Company. These advances are due on demand and bear no interest. Such balances are reflected as due to related parties on the accompanying balance sheets.

Name of Entity: Helen Hall Leland
Names of 20% owners: Helen Hall Leland
Relationship to Company: 20%+ Owner
Nature/amount of interest in the transaction: On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured 12 months after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000 of this note was repaid. The balance was paid off in Q2 FY2024.
Material Terms: Amount Owed: $30,000.00, Interest Rate: 0.0%, Maturity Date: September 09, 2023

OUR SECURITIES

Common Stock

The amount of security authorized is 6,002,500 with a total of 2,391,574 outstanding.

Voting Rights

one vote per share

Material Rights

The amount outstanding does not include 10,680 shares reserved for issuance under the Company's equity incentive plan.

Right of First Refusal: Certain shares of outstanding common stock have rights of first refusal attached to them. These rights will not apply to the Common Stock issued through this Regulation Crowdfunding raise.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Founder Stock

The amount of security authorized is 502,500 with a total of 502,500 outstanding.

Voting Rights

The holders of Founder Stock are entitled to cast 100 votes for each share of Founders Stock held.

Material Rights

Protective Provisions: The holders of Founder Stock have certain protective provisions. See exhibit F for details.

Director Election: The holders of Founder Stock have the right to elect certain amounts of Directors depending on the total amount of Directors. See exhibit F for details.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 270,861 outstanding.

Voting Rights

one vote per share

Material Rights

Dividend Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Series A Preferred Stock Protective Provisions: Holders of Series A Preferred Stock have certain protective provisions. See Exhibit F for details.

Conversion Rights: Holders of Preferred Stock have certain conversion rights. See Exhibit F for details.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of

a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and

marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and

service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 5, 2025.

Bomb Enterprises, Inc.

By   /s/ *Harold "Beau" Dickerson*

      Name: Bomb Enterprises, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Bomb Enterprises, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Bomb Enterprises, Inc.
Balance Sheet

Balance Sheet	Year Ended Dec, 2024	Year Ended Dec, 2023
Assets		
Current assets:		
Cash and cash equivalents	$716,076	$779,979
Accounts receivable	$158,242	$45,140
Prepaid expenses and other assets	$257,833	$217,395
Total current assets	**$1,132,151**	**$1,042,514**
Property and equipment - net	$0	$1,167
Total assets	**$1,132,151**	**$1,043,681**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$259,754	$82,191
Accrued expenses	$0	$29,748
Deferred revenue and other liabilities	$44,819	$88,044
Total current liabilities	**$304,573**	**$199,983**
Convertible notes (if any)	$0	$0
Other long term liabilities	$0	$30,000
Total liabilities	**$304,573**	**$229,983**
Stockholders' Equity:		
Total value of common stock issued	$21	$19
Total value of preferred stock issued	$3	$2
SAFE - future equity obligation	$0	$0
Additional paid-in capital	$4,799,623	$2,976,090
Accumulated Deficit	-$3,972,068	-$2,162,413
Total stockholders' equity:	**$827,578**	**$813,698**
Total liabilities and stockholders' equity:	**$1,132,151**	**$1,043,681**

Unaudited


Bomb Enterprises, Inc.
Income Statement


Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net	$2,333,313	$2,461,652
Cost of revenue	$1,247,568	$1,611,565
Gross profit/loss	**$1,085,744**	**$850,087**
Operating expenses	$2,992,014	$1,824,074
Operating profit/loss	**-$1,906,270**	**-$973,987**
Other income/expense	-$77,612	-$2,197
Net profit/loss	**-$1,828,658**	**-$971,790**


Unaudited



Bomb Enterprises, Inc.
Statement of Cash Flows


Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities	-$1,880,412	-$1,230,857
Cash flows from financing activities	$1,816,509	$1,854,635
Cash flows from investing activities	$0	-$1,201
Cash at beginning of period	$779,979	$157,402
Net increase/decrease in cash	-$63,903	$622,577
Cash at the end of period	$716,076	$779,979


Unaudited



Bomb Enterprises, Inc.
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	$813,698	$0
Net profit/loss	-$1,828,658	-$971,790
Stock Issued	$2	$19
Preferred Stock Issued	$1	$2
Ending Balance	$827,578	$813,698


Unaudited


Bomb Enterprises, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

NOTE 1 – NATURE OF OPERATIONS

Bomb Enterprises, Inc., (the "Company") was originally formed on July 30, 2018, as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019, the company converted to Blender Bombs, Inc in the state of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The financial statements of Bomb Enterprises, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charleston, South Carolina.

Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a products with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf-stable and edible straight from the packaging. Blender Bombs offers a convenient, whole-food solution to at-home smoothie making, addressing the common challenges of time and ingredient quality. The company has grown organically through e-commerce and its Hustle Smoothie Bar, establishing a strong, omni-channel business model.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the

use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and South Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
At the time of this filing the Company does not have any outstanding long term debt.

Unaudited

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,002,500 shares of our common stock with par value of $0.00001. As of December 31, 2024 the company has currently issued 2,120,713 shares of our common stock.

We have authorized the issuance of 1,000,000 shares of our preferred stock with par value of $0.00001. As of December 31, 2024 the company has currently issued 270,861 shares of our common stock.
Common Stock

The amount of security authorized is 6,002,500 with a total of 2,391,574 outstanding.

Voting Rights

one vote per share

Material Rights

The amount outstanding does not include 10,680 shares reserved for issuance under the Company's equity incentive plan.

Right of First Refusal: Certain shares of outstanding common stock have rights of first refusal attached to them. These rights will not apply to the Common Stock issued through this Regulation Crowdfunding raise.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Founder Stock

The amount of security authorized is 502,500 with a total of 502,500 outstanding.

Voting Rights

The holders of Founder Stock are entitled to cast 100 votes for each share of Founders Stock held.

Material Rights

Protective Provisions: The holders of Founder Stock have certain protective provisions. See exhibit F for details.

Director Election: The holders of Founder Stock have the right to elect certain amounts of Directors depending on the total amount of Directors. See exhibit F for details.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 270,861 outstanding.

Voting Rights

one vote per share

Material Rights

Dividend Preference: Holders of Preferred Stock have certain dividend preference.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference.

Series A Preferred Stock Protective Provisions: Holders of Series A Preferred Stock have certain protective provisions.

Conversion Rights: Holders of Preferred Stock have certain conversion rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Entity controlled by the Company's Chief Financial Officer
Names of 20% owners: Entity controlled by the Company's Chief Financial Officer
Relationship to Company: Fractional CFO
Nature / amount of interest in the transaction: On May 1, 2022, the Company entered into a Loan Agreement with an entity controlled by the Company's Chief Financial Officer in the principal amount of $181,233 plus such other future advances as they may occur. Proceeds are for working capital
Material Terms: The loan is secured by the Company's assets. The loan matured six (6 months) after origination, and could be extended upon mutual agreement. The interest expense was zero percent (0.00%) for the first 6 months, then twelve percent (12%) annually. During 2023, this note and interest accrued thereon was repaid in full.

Name of Entity: 80x20, LLC
Names of 20% owners: Entity which is controlled by the Company's founder and majority owner
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In April 2022, through successive actions, the Company issued 15,560 shares of Common Stock to a third party in exchange for 10% Membership Interest in 80x20, LLC, an entity which is controlled by the Company's founder and majority owner at such time. The Company further issued 37,940 shares of Common Stock to a separate entity owned by the Company's founder for the 90% Membership Interest maintained in 80x20, LLC. Through these successive actions, the Company obtained 100% of the Membership Interest in 80x20, LLC which contains certain intellectual property. Concurrent with these actions, the Company also issued 2,500 shares of Founders Stock to the Company's CEO for certain trademarks.

Unaudited

Material Terms: The Company determined the acquisition of 80x20, LLC and the trademarks were an asset acquisitions as the primary value of the assets acquired are concentrated in intellectual property. 80x20, LLC had, and continues to have, negligible operations. The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

Name of Entity: Founders Stock Exchange
Names of 20% owners: Founders Stock Exchange
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: On March 1, 2022, the Company issued 500,000 shares of Founder Stock in exchange for 100% membership interest in certain intellectual property (IP).
Material Terms: The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

Name of Entity: Founder and Entities Related to Founder
Names of 20% owners: Helen Hall Leland
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: The Company has related party entities in which it transacts with. The Company sells its products to related party entities. Related party sales during the years ended December 31, 2023 and 2022 were $79,691 and $68,780, respectively. As of December 31, 2023, there was no remaining receivables related to related party sales.
Material Terms: From time-to-time, our founder and entities related to our founder have advanced funds to the Company. These advances are due on demand and bear no interest. Such balances are reflected as due to related parties on the accompanying balance sheets.

Name of Entity: Helen Hall Leland
Names of 20% owners: Helen Hall Leland
Relationship to Company: 20%+ Owner
Nature/amount of interest in the transaction: On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured 12 months after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000 of this note was repaid. The balance was paid off in Q2 FY2024.
Material Terms: Amount Owed: $30,000.00, Interest Rate: 0.0%, Maturity Date: September 09, 2023

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 6, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Harold "Beau" Dickerson, the CEO of Bomb Enterprises, Inc., hereby certify that the financial statements of Bomb Enterprises, Inc. and notes thereto for the periods ending 12/312023 and 12/31/2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending 12/31/2024 the amounts reported on our tax returns were total income of $1,128,226; taxable income of ($1,228,260) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 25, 2025

Harold "Beau" Dickerson
CEO
April 25, 2025

CERTIFICATION

I, Harold "Beau" Dickerson, Principal Executive Officer of Bomb Enterprises, Inc., hereby certify that the financial statements of Bomb Enterprises, Inc. included in this Report are true and complete in all material respects.

Harold "Beau" Dickerson

CEO